Capital Clean Energy Carriers Corp.

3 Iassonos Street

Piraeus, 18537 Greece

October 22, 2024

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549

Re:	Capital Clean Energy Carriers Corp.

Registration Statement on Form F-3

File No. 333-282610

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capital Clean Energy Carriers Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3, file number 333-282610 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 PM (EDT), on October 24, 2024, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Richard Pollack at Sullivan & Cromwell LLP at +4420-7959-8404.

Very truly yours,

Capital Clean Energy Carriers Corp.

By:	/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer

cc:	Richard Pollack
Abigail Yevnin
(Sullivan & Cromwell LLP)